February 24, 2005


Via Facsimile (503) 220-2480 and U.S. Mail

Robert J. Moorman
Stoel Rives LLP
900 SW Fifth Avenue, Suite 2600
Portland, Oregon  97204-1268

Re:	Hollywood Entertainment Corp.
	Schedule 14D-9 filed February 17, 2005
	SEC File No. 5-43241

Dear Mr. Moorman:

The staff of the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the Schedule 14D-9 referenced above. We have the following comments. All defined terms have the same meaning as in your filing.

Item 3. Past Contacts, Negotiations and Agreements, page 1

1. As to each contract or agreement referenced, note whether it would be "triggered" by the Company`s acquisition by Movie Gallery. For example, would the Movie Gallery acquisition constitute a change in control under the Company`s License Agreement with Boards, Inc.? In this regard, we note that in each case, you describe the impact of the Offer but not the competing "friendly" deal on the relevant agreement.

Item 4. The Solicitation or Recommendation, page 4

2. Although you have detailed the analysis of the Special
Committee,
you have not provided any such description of the analysis of the Board of Directors. If the Board of Directors expressly adopted the analysis undertaken by the Special Committee, please so state. If it undertook any independent analysis, please describe.

3. Expand your description of the role of the Special Committee. What specific authority was granted to the Special Committee? As an example, did the Special Committee have the authority to seek a waiver from Leonard Green & Partners of the standstill provision without approval from the full Board? Describe any contacts between the Board or any of its members who were not also members of the Special Committee, and the Special Committee or its individual members concerning the scope of the Committee`s authority.

4. Refer to the disclosure at the top of page 3. Explain why one member of the Special Committee is receiving $50,000 more for his service on the Committee than the other two.

5. We note that on pages 6-7, you present both positive and negative factors considered by the Special Committee with respect to the Offer. We also note your statement at the top of page 8 that individual members of the Special Committee may have weighted individual factors differently. Nevertheless, we believe it is critical for Hollywood shareholders to understand how the Special Committee reconciled the factors listed to arrive at the negative recommendation with respect to the Offer. Please expand to describe in greater detail the Special Committee`s analysis of the factors listed.

Background of the Offer, page 8

6. Revise the Solicitation/ Recommendation section generally to explain in greater detail why the Special Committee recommended an earlier deal with Leonard Green & Partners valued at $10.25 per Hollywood share, but is now taking the position that the Offer by Blockbuster valued at $14.50 per share should be rejected. Has the Special Committee`s view of the value of the Hollywood shares changed, and if so on what basis? For example, have the fundamentals of the industry and or the Company changed since then, or is the Special Committee`s change in position solely attributable to the existence of the alternate Movie Gallery transaction?

7. Refer to the disclosure on page 15. Expand your explanation of the
Special Committee`s view that "inclusion of the standstill provision for all bidders supported a process that would yield the highest possible price for Hollywood`s shareholders." In this regard, we note the statement later on the same page that "Leonard Green & Partners indicated that it might not require any material concessions or payments from Hollywood with respect to waiver of the standstill provision" but that the Special Committee elected not to pursue waiver anyway.

8. Refer to page 18. Did Lazard or any other financial advisor to the
Company ever update its fairness analyses as to the Movie Gallery merger, in light of the higher offer by Blockbuster announced on February 2, 2005? Expand to better describe the scope of Lazard`s review/analysis and opinion.

9. With respect to Blockbuster`s offer for Hollywood`s 9.625%
Senior
Subordinated Notes due 2011, which you reference on page 20, note the position Hollywood has taken pursuant to Rule 14e-2. Indicate in your response letter the form of dissemination of that position to Hollywood note holders.

Item 5. Persons/Assets Retained, Employed, Compensated or Used,
page
20

10. It is critical that Hollywood shareholders understand all of the material terms of the engagements of the financial advisors that assisted the Company in evaluating a course of action with respect to the numerous alternatives presented. Therefore, please expand this section to provide the following additional information:

(i) What services has UBS performed in connection with the Movie
Gallery merger? What (if any) additional "financial advisory services" will UBS perform?

(ii) What is the amount of the "customary fees" payable to UBS in addition to the $1,500,000 fee the Company has already paid? What portion of those fees are contingent on the consummation of the Movie
Gallery merger?

(iii) Why did the Special Committee engage both UBS and Lazard in connection with a possible sale of the Company? What is the difference between the services performed or to be performed by each?

(iv) Clarify the circumstances under which a fee would be payable to
Lazard if the Company receives another acquisition proposal. In your revised discussion, avoid referring to definitions of terms in documents not readily accessible to Hollywood shareholders.

(v) With respect to a potential alternate transaction for which Lazard would be compensated (see (iv) above), what (if any) additional services would it provide to the Company in exchange for such additional fee?

Closing Comments

Please revise your Schedule 14D-9 to comply with the comments above.
If you do not agree with a comment, tell us why in a supplemental response letter that you should file via EDGAR as correspondence.
The
letter should note the location in your amended disclosure document of changes made in response to each comment or otherwise.

In connection with responding to our comments, please provide a written statement from the Company acknowledging that:

* The Company is responsible for the adequacy and accuracy of the disclosure in the filing;



* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

We may have additional comments after reviewing your amendment. If you would like to discuss these comments or other matters concerning your tender offer materials, please do not hesitate to contact me at
(202) 942-1773.


Sincerely,



Christina Chalk
Special Counsel
Office of Mergers and Acquisitions
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Robert J. Moorman, Esq.
February 24, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE